

2022 Summary Annual Report

**Growing Our
Reach to Better
Serve You**

CONTINUED STRONG EARNINGS

$2.60 EARNINGS PER SHARE

TOTAL ASSETS
(in thousands)



$1,248,398 '18
$1,182,475 '19
$1,391,979 '20
$1,331,006 '21
$1,687,682 '22

NET INCOME
(in thousands)



$12,431 '18
$12,711 '19
$8,349 '20
$18,633 '21
$15,673 '22

RETURN ON AVERAGE EQUITY



9.94% '18
9.35% '19
6.07% '20
12.74% '21
11.25%[1] '22

DIVIDENDS DECLARED PER SHARE



$0.59 '18
$0.57 '19
$0.60 '20
$0.69 '21
$0.81 '22

[1] 2022 includes $2.3 million in one-time merger expenses.

CHAIRMAN'S LETTER TO SHAREHOLDERS:

ON BEHALF OF THE MIDDLEFIELD BANC CORP. BOARD OF DIRECTORS,

I am proud of the continued financial success, operating growth, and community support our Company produced in 2022. As the operating environment grows in complexity, Middlefield has demonstrated its ability to evolve and continuously develop to remain independent and build sustained value for our shareholders.

Middlefield's Board and Leadership Team worked together to develop a strategic plan focused on building a Bank with over $1.5 billion in total assets. I am pleased to report that we ended 2022 with total assets of $1.69 billion due to continued organic growth and the contribution of the Liberty Bancshares, Inc. merger. The merger with Liberty Bancshares expands our presence within Central and Western Ohio while generating meaningful earnings per share accretion, a minimal tangible book value dilution and a manageable earn-back period.

The merger expanded our scale and allowed us to add experienced and committed Ohio bankers to our leadership team that share our community banking philosophy and approach. We also added accomplished directors who know our markets and customers and deeply understand what it takes for a community bank to survive in today's market environment. New members to Middlefield's Board of Directors include Ronald L. Zimmerly, Jr., Liberty's President and CEO, Mark R. Watkins, Liberty's Chairman of the Board, and Spencer T. Cohn, a representative of Castle Creek Capital, Liberty's largest shareholder. I look forward to working with Ron, his team, and Mark and Spencer as we focus on serving our local communities.

As we focus on successfully integrating the Liberty Bancshares merger over the near term, it is also critically important to continue pursuing long-term strategies to serve more customers within our robust Ohio communities. This includes introducing new products to attract more deposits and drive noninterest income, enhancing the delivery of personal and commercial products, and expanding our marketing efforts to promote the value of Middlefield Bank within our communities. Maintaining a high-quality lending culture and remaining well-capitalized is also imperative. These operating principles are fundamental as economic uncertainty increased during 2022.

We believe the successful execution of our strategic plan will continue to create sustained value for our shareholders, which is dependent on developing

a strong and committed team. Over the years, Middlefield's Board has developed a comprehensive succession plan focused on attracting leaders from outside the organization and developing motivated executives from within our Company. Our transformation over the past couple of years demonstrates the success of our thorough succession planning process.

In addition to our succession and strategic plans, our Board continues to review and modernize our governance and procedures. Middlefield's Directors participated in Columbus's FDIC Director training session this past summer. We were one of a few banks that participated, as we continue to focus on maintaining positive relationships between our Directors and our regulators. During the year, Middlefield's corporate governance and nominating committee recommended specific minimum stock ownership levels for our CEO and CFO, subsequently approved by the full Board. We also continue to pursue a comprehensive ESG framework to guide our ESG efforts into the future.

As you can see, it was a very active year of progress for the Board and transformation for Middlefield. The Board is committed to pursuing initiatives that create continual value. Middlefield returned 74.1% of 2022 earnings to shareholders through our share repurchase and dividend programs. We also continued our consistent track record of increasing our regular cash dividend. This included a 17.6% year-over-year increase in our regular fourth-quarter dividend payment to $0.20 per share, and the Board approved a $0.10 special dividend that was also paid in the 2022 fourth quarter.

I am proud of the progress we made in 2022 and excited by the opportunities we have in the future for our customers, team members, communities, and shareholders. Our continued success and ability to serve our customers directly result from our team's talent, dedication, and commitment. We remain humbled by our associates' support and strive to provide the resources and opportunities to advance their careers.

On behalf of the Middlefield Banc Corp. Board of Directors and our employees, we thank you for your continued support.



WILLIAM J. SKIDMORE
Chairman, Board of Directors

TO OUR SHAREHOLDERS AND FRIENDS:

OUR PERFORMANCE DURING 2022 REFLECTS THE POSITIVE OUTCOMES OF THE LONG-TERM STRATEGIES

we have been pursuing to create shareholder value by transforming the Company and creating a leading, independent community bank. Representative of the success of these strategies is the December 2022 merger with Liberty Bancshares, Inc., which has allowed us to enhance our scale, strengthen our financial position, and expand our services and offerings in both Central and Western Ohio markets. With the addition of Liberty's six branches, Middlefield now operates 22 full-service banking centers across a 13-county operating footprint and a loan production office in Mentor, Ohio. We ended the year with record total assets of $1.69 billion, making Middlefield one of Ohio's largest independent community banks.

Net income for the year ended December 31, 2022, was $15.7 million, or $2.59 per diluted share, compared to $18.6 million, or $3.00 per diluted share, for the same period last year. Non-GAAP net income, adjusted for certain one-time items and expenses associated with the Liberty Bancshares, Inc. merger, was $18.3 million, or $3.03 per diluted share for the 2022 twelve-month period, compared to $18.5 million, or $2.98 per diluted share for the same period of 2021. Our performance during 2022 was especially encouraging as we navigated rapid increases in interest rates by the Federal Reserve, growing competition for deposits and increased economic uncertainty.

Record net interest income of $50.2 million was the primary catalyst of our overall profitability in 2022. This increase, which was 5.8% higher than 2021, was driven by a 30-basis point expansion in our net interest margin to 4.08%, strong organic loan growth and the contribution of the Liberty Bancshares merger. In addition, our asset quality remains strong across our portfolio, as nonperforming loans to total loans were just 0.16% at December 31, 2022, compared to 0.49% at December 31, 2021.

Our success is driven by our core values of fostering community relationships, continuously building shareholder value, adding value to our customers through proactive and responsive service, and supporting our team members through collaboration, passion, and professionalism. As we follow these core business tenets, we allow ourselves to drive continued success.

As part of the Liberty Bancshares merger, Ronald L. Zimmerly, Jr., Liberty's President and CEO, joined Middlefield as President and as a member of the Board of Directors. Ron is a proven banker and experienced leader who has added immediate value to our organization. Mark Watkins, Liberty's former Chairman of the Board, and Spencer T. Cohn joined the Board of Directors of our Company. We also added Thomas J. Simon and Thomas E. Griffith, both former Liberty Directors, to the Board of Directors of The Middlefield Banking Company. I look forward to working with these leaders as we drive the future success of our Company.

We promoted several Middlefield team members during the year. Alfred F. Thompson, Jr. was promoted to EVP/Chief Credit Officer, responsible for leading the Company's credit administration and loan administration programs. Courtney Erminio was promoted to EVP/Chief Risk Officer and is responsible for leading the Company's risk, audit, and compliance programs.

In February 2023, Donald L. Stacy, SVP and Chief Financial Officer, announced that he will retire from the Company effective April 30, 2023. On behalf of the Board of Directors and the entire management team, we are tremendously grateful to Don for his commitment and dedication to Middlefield. He has been instrumental in the growth and success of the Company, playing a pivotal role in developing our business strategies and ensuring long-term financial excellence. I will miss Don's daily presence as I have found him knowledgeable, dependable, and forthright. We wish him all the best as he moves to his next chapter.

As part of the Company's comprehensive succession plan, Michael C. Ranttila has been elected to succeed Don as SVP and Chief Financial Officer of the Company, effective May 1, 2023. Mike brings proven financial acumen and extensive institutional knowledge of Middlefield that will prove invaluable as he assumes the role of Chief Financial Officer. We have built a solid

team and a deep bench of experienced managers. I am excited by the prospects of what our team can do together to drive Middlefield's record of generating long-term shareholder value.

Allocating capital remains an important component of our strategic plan as we seek to balance the retention of capital for growth and financial stability with the drive to properly reward our shareholders. Since January 2019, we have repurchased 898,901 shares, representing 13.9% of the outstanding shares prior to our repurchase program. For the year ended December 31, 2022, we invested $6.1 million in our share repurchase program, repurchasing 229,420 shares of our common stock at an average price of $26.67.

On February 3, 2023, Middlefield's Board of Directors increased the Company's share repurchase program by an additional 300,000 shares, equating to approximately 3.7% of the Company's outstanding shares before this new authorization. This repurchase program was approved after Middlefield completed the repurchase of 300,000 shares previously authorized in February 2022.

We also paid a record $5.5 million in dividends during 2022, reflecting an increase of 29.5% over the prior year. On a per-share basis, Middlefield declared cash dividends of $0.81, an increase of 17.4% from $0.69 per share last year. Dividends in 2022 included a $0.10 per share one-time dividend payment declared in the fourth quarter.

As we look to 2023 and beyond, I am excited by the long-term opportunities we have to create value for our customers, employees and shareholders as we focus on growing our presence within Northeast, Central and Western Ohio. Over the near term, we are focused on the successful integration of Liberty into Middlefield. We also expect a more challenging macroeconomic environment primarily associated with restrictive Federal Reserve monetary policies.

We are well-positioned to navigate the uncertainty due to our strong capital position, excellent asset quality and favorable net interest margin. Most importantly, our solid financial position allows us to support our local communities during an increasingly complex operating environment while continuing to focus on creating value and returning capital to our shareholders.

Our 2022 performance demonstrates the success of Middlefield's multi-year transformation, the favorable execution of our strategic plan, and the valuable services we provide our communities. I am extremely proud of Middlefield's success, and I am confident we are well-positioned to create an even stronger Company as we move forward into 2023.

On behalf of everyone at the Middlefield Banc Corp., I thank you for your continued support.

Sincerely,



JAMES R. HESLOP, II
Chief Executive Officer

I AM EXCITED BY THE LONG-TERM OPPORTUNITIES WE HAVE TO CREATE VALUE FOR OUR CUSTOMERS, EMPLOYEES AND SHAREHOLDERS AS WE FOCUS ON GROWING OUR PRESENCE WITHIN NORTHEAST, CENTRAL AND WESTERN OHIO.

DECADE OF PROGRESS

(Dollar amounts in thousands, except earnings per share data)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Interest income	$ 28,178	$ 27,874	$ 28,595	$ 29,994	$ 43,995	$ 50,357	$ 54,525	$ 52,638	$ 52,335	$ 54,906
Interest expense	5,250	4,070	3,820	4,190	6,647	9,909	13,140	9,250	4,195	4,729
Net interest income	22,928	23,804	24,775	25,804	37,348	40,448	41,385	43,388	48,140	50,177
Provision for loan loss	196	370	315	570	1,045	840	890	9,840	700	—
Net interest income after provision for loan losses	22,732	23,434	24,460	25,234	36,303	39,608	40,495	33,548	47,440	50,177
Noninterest income, including security gains/losses	3,145	3,588	4,044	3,959	4,859	3,728	4,841	5,990	7,249	6,746
Noninterest expense	16,870	17,850	20,077	20,872	27,485	28,743	30,033	29,788	31,991	38,030
Income before income taxes	9,007	9,172	8,427	8,321	13,677	14,593	15,303	9,750	22,698	18,893
Income taxes	1,979	1,992	1,562	1,905	4,222	2,162	2,592	1,401	4,065	3,220
Net income	$ 7,028	$ 7,180	$ 6,865	$ 6,416	$ 9,455	$ 12,431	$ 12,711	$ 8,349	$ 18,633	$ 15,673
Total assets	$647,090	$677,531	$735,139	$787,821	$1,106,336	$1,248,398	$1,182,475	$1,391,979	$1,331,006	$1,687,682
Deposits	568,836	586,112	624,447	629,934	878,194	1,016,067	1,020,843	1,225,200	1,166,610	1,402,019
Equity capital	53,473	63,867	62,304	76,960	119,863	128,290	137,775	143,810	145,335	197,691
Loans outstanding, net	428,679	463,738	527,325	602,542	916,023	984,681	977,490	1,090,626	967,349	1,338,434
Allowance for loan losses	7,046	6,846	6,385	6,598	7,190	7,428	6,768	13,459	14,342	14,438
Net (recoveries) charge-offs	929	570	776	357	453	602	1,550	3,149	(183)	(96)
Full time employees (average equivalents)	125	139	143	139	190	200	189	184	185	238
Number of offices	10	10	10	11	14	15	16	16	16	22
Earnings per share	$ 1.74	$ 1.76	$ 1.71	$ 1.52	$ 1.56	$ 1.92	$ 1.96	$ 1.31	$ 3.01	$ 2.60
Dividends per share	0.52	0.52	0.54	0.54	0.54	0.59	0.57	0.60	0.69	0.81
Book value per share	13.16	15.56	16.59	17.07	18.63	19.77	21.45	21.86	24.68	23.98
Dividends payout ratio	29.84%	29.54%	30.90%	36.13%	35.52%	30.40%	28.99%	45.92%	22.76%	35.03%
Cash dividends paid	$ 2,048	$ 2,121	$ 2,153	$ 2,318	$ 3,358	$ 3,779	$ 3,685	$ 3,834	$ 4,240	$ 5,490
Return on average assets	1.06%	1.07%	0.97%	0.85%	0.88%	1.09%	1.05%	0.64%	1.36%	1.17%
Return on average equity	13.17%	12.17%	10.62%	9.33%	8.52%	9.94%	9.35%	6.07%	12.74%	11.25%

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except shares)

	2022	2021
ASSETS		
Cash and due from banks	$ 51,404	$ 97,172
Federal funds sold	2,405	22,322
Cash and cash equivalents	53,809	119,494
Equity securities, at fair value	915	818
Investment securities available for sale, at fair value	164,967	170,199
Loans held for sale	–	1,051
Loans:		
Commercial real estate:		
Owner occupied	191,748	111,470
Non-owner occupied	380,580	283,618
Multifamily	58,251	31,189
Residential real estate	296,308	240,089
Commercial and industrial	195,602	148,812
Home equity lines of credit	128,065	104,355
Construction and other	94,199	54,148
Consumer installment	8,119	8,010
Total loans	1,352,872	981,691
Less: allowance for loan and lease losses	14,438	14,342
Net loans	1,338,434	967,349
Premises and equipment, net	21,961	17,272
Goodwill	31,735	15,071
Core deposit intangibles	7,701	1,403
Bank-owned life insurance	33,811	17,060
Other real estate owned	5,821	6,992
Accrued interest receivable and other assets	28,528	14,297
TOTAL ASSETS	$1,687,682	$1,331,006
LIABILITIES		
Deposits:		
Noninterest-bearing demand	$ 503,907	$ 334,171
Interest-bearing demand	164,677	196,308
Money market	187,498	177,281
Savings	307,917	260,125
Time	238,020	198,725
Total deposits	1,402,019	1,166,610
Short-term borrowings:		
Federal funds purchased	–	—
Federal Home Loan Bank advances	65,000	—
Total short-term borrowings	65,000	—
Other borrowings	12,059	12,901
Accrued interest payable and other liabilities	10,913	6,160
TOTAL LIABILITIES	1,489,991	1,185,671
STOCKHOLDERS' EQUITY		
Common stock, no par value; 10,000,000 shares authorized, 9,916,466 and 7,330,548 shares issued; 8,245,235 and 5,888,737 shares outstanding	161,029	87,131
Retained earnings	94,154	83,971
Accumulated other comprehensive (loss) income	(22,144)	3,462
Treasury stock, at cost; 1,671,231 and 1,441,811 shares	(35,348)	(29,229)
TOTAL STOCKHOLDERS' EQUITY	197,691	145,335
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,687,682	$1,331,006

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)

	2022	2021
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans	$ 48,513	$47,896
Interest-earning deposits in other institutions	472	90
Federal funds sold	219	3
Investment securities:		
Taxable interest	1,811	1,679
Tax-exempt interest	3,707	2,565
Dividends on stock	184	102
Total interest and dividend income	54,906	52,335
INTEREST EXPENSE		
Deposits	4,018	3,913
Short-term borrowings	307	—
Other borrowings	404	282
Total interest expense	4,729	4,195
NET INTEREST INCOME	50,177	48,140
Provision for loan losses	–	700
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	50,177	47,440
NONINTEREST INCOME		
Service charges on deposit accounts	3,850	3,425
(Losses) gains on equity securities	(173)	209
Gain on other real estate owned	–	43
Earnings on bank-owned life insurance	459	546
Gain on sale of loans	24	1,240
Revenue from investment services	674	727
Gross rental income	951	180
Other income	961	879
Total noninterest income	6,746	7,249
NONINTEREST EXPENSE		
Salaries and employee benefits	17,548	17,151
Occupancy expense	2,033	2,048
Equipment expense	1,074	1,361
Data processing costs	3,701	3,298
Ohio state franchise tax	1,157	1,144
Federal deposit insurance expense	329	494
Professional fees	1,500	1,313
Other real estate owned writedowns	1,200	—
Advertising expense	1,033	885
Software amortization expense	143	361
Core deposit intangible amortization	372	321
Gross other real estate owned expenses	707	54
Merger-related costs	2,382	—
Other expense	4,851	3,561
Total noninterest expense	38,030	31,991
Income before income taxes	18,893	22,698
Income taxes	3,220	4,065
NET INCOME	$ 15,673	$18,633
EARNINGS PER SHARE		
Basic	$ 2.60	$ 3.01
Diluted	2.59	3.00

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP. BOARD OF DIRECTORS



WILLIAM J. SKIDMORE
2007
Chairman, Board of Directors
Middlefield Banc Corp.
The Middlefield Banking Company
Retired Ohio Senior District Manager
Waste Management of Ohio, Inc.



JAMES R. HESLOP, II
2001
Chief Executive Officer
Middlefield Banc Corp.
The Middlefield Banking Company



RONALD L. ZIMMERLY, JR.
2022
President
Middlefield Banc Corp.
The Middlefield Banking Company



JAMES J. McCASKEY
2004
Vice Chairman, Board of Directors
Middlefield Banc Corp.
The Middlefield Banking Company
President
McCaskey Landscape and Design, LLC



MICHAEL C. VOINOVICH
2020
Executive Vice President and
Chief Investment Officer of
ECHO Health, Inc.



KEVIN A. DiGERONIMO
2021
Principal
DiGeronimo Companies



JENNIFER L. MOELLER*
2021
Angel Investor



THOMAS E. "TED" GRIFFITH*
2022
Partner
Powell Seeds, LLC



CAROLYN J. TURK, C.P.A.
2004
Retired Financial Executive
Molded Fiber Glass Companies



KENNETH E. JONES
2008
Retired Financial Executive
Chesapeake Financial Advisors



DARRYL E. MAST
2013
Retired: Hattie Larlham Care Group and
Hattie Larlham Foundation



THOMAS W. BEVAN
2017
Chief Executive Officer
Bevan & Associates, LPA, Inc.



THOMAS J. SIMON*
2022
Chairman of the Board
Coverlink Insurance



SPENCER T. COHN
2022
Director
Castle Creek Capital LLC



MARK R. WATKINS
2022
Partner
Watkins Farm

Central Ohio Region
Advisory Board:
JEFFREY A. GONGWER;
GEORGE J. KONTOGIANNIS, AIA;
TIMOTHY C. LONG;
MICHAEL J. MORAN

*Director of The Middlefield Banking Company



MIDDLEFIELD BANC CORP. OFFICERS

JAMES R. HESLOP, II
Chief Executive Officer

RONALD L. ZIMMERLY, JR.
President

DONALD L. STACY
*Senior Vice President/
Treasurer and Chief Financial Officer*

MICHAEL C. RANTTILA
Vice President of Finance

JULIE E. SHAW
Corporate Secretary

TERESA M. HETRICK
Assistant Corporate Secretary

THE MIDDLEFIELD BANKING COMPANY OFFICERS

JAMES R. HESLOP, II 1996
Chief Executive Officer

RONALD ZIMMERLY 1999
President

DONALD L. STACY 1999
*Senior Executive Vice President
Treasurer of the Bank*

TERESA M. HETRICK 1996
*Executive Vice President
Deposit Services*

ALFRED F. THOMPSON, JR. 1996
*Executive Vice President
Chief Credit Officer*

ANNA MARIA BRENNEMAN 2009
President, Western Ohio Region

COURTNEY M. ERMINIO 2010
*Executive Vice President
Chief Risk Officer*

MICHAEL C. RANTTILA 2017
*Executive Vice President
Chief Financial Officer*

ROBERT J. DAWSON 2015
*Executive Vice President
Chief Lending Officer*

MICHAEL L. ALLEN, CPA 2018
*Executive Vice President
Financial and Deposit Services*

THOMAS WILSON, CFA 2020
*Executive Vice President
Corporate Development*

JULIE E. SHAW 2019
*Executive Assistant
Corporate Secretary*

PATRICIA ARNETT 1987
*Senior Vice President
Treasury Management
Director*

THOMAS R. NEIKIRK 1994
*Senior Vice President
Commercial Lender*

MATTHEW E. BELLIN 2006
*Senior Vice President
Commercial Lender*

ADAM T. COOK 2006
*Senior Vice President
Loan Administration*

FELICIA M. HOUGH 2009
*Senior Vice President
Branch Administration*

CRAIG E. REAY 2011
*Senior Vice President
Credit Administration*

LORI A. GRAHAM 2013
*Senior Vice President
Compliance and CRA Officer*

DANIEL B. PLANT 2014
*Senior Vice President
Mortgage Lending*

REBECCA NOBLIT 2017
*Senior Vice President
Credit Administration*

GREG T. YURCO 2019
*Senior Vice President
Commercial Lender*

GARY C. KERN 2020
*Senior Vice President
Chief Information Officer*

DAVID KUCERA 2004
*Vice President
Controller*

ANGELA HERSH 2007
*Vice President
Mortgage and Consumer Lender*

LAURA E. NEALE 2010
*Vice President
Commercial Lending Officer*

BRETT A. RICHEY 2010
*Vice President
Special Assets Manager*

JOHN SOLICH 2015
*Vice President
Commercial Lending Officer*

THOMAS PARKER 2016
*Vice President
Commercial Lender*

NICOLE MARCHIO 2017
*Vice President
Deposit Operations Officer*

STANLEY GREGORIN, JR. 2018
*Vice President
Commercial Lender*

MELISSA M. MAKI 2018
*Vice President
Marketing Communications
Director*

KEVIN SERNA 2019
*Vice President
Commercial Lender*

PATRICK G. PAOLETTA 2020
*Vice President
Commercial Lender*

REBECCA BRAHENEY, CPA 2021
*Vice President
Chief Accounting Officer*

VANCE STEELE 2022
*Vice President
Commercial Lender*

THE MIDDLEFIELD BANKING COMPANY OFFICERS (continued)

RACHEL DEAN 1985
Assistant Vice President
Regional Branch Administrator
Northeast Ohio Region

KATHLEEN M. VANEK 1998
Assistant Vice President
Branch Manager

MARLIN J. MOSCHELL 2000
Assistant Vice President
Lending Officer

HEATHER COX 2002
Assistant Vice President
Marketing

CORSIE ARN 2003
Assistant Vice President
Branch Manager

NANETTE PFEIFFER 2003
Assistant Vice President
Commercial Loan Specialist

KRISTINA STEPHENS 2006
Banking Officer
Account Processing Manager

KEVIN J. MITCHELL 2007
Assistant Vice President
Lender II

MELISSA K. GAY 2008
Assistant Vice President
BSA Officer

JEAN M. CARTER 2009
Assistant Vice President
Branch Manager

KELLY HECKMAN 2009
Assistant Vice President
Compliance Assistant

DALE L. MOORE 2009
Assistant Vice President
Project Manager and
Bank Security Officer

LISABETH A. MULDOWNEY 2012
Assistant Vice President
Branch Manager

MICHELLE L. BAHLEDA 2014
Banking Officer
Lender

STEPHEN J. LEBOLD 2014
Assistant Vice President
Branch Manager

COLLEEN PIRRMANN 2014
Assistant Vice President
Regional Branch Administrator
Central Ohio Region

WARREN R. COX, II 2016
Assistant Vice President
Branch Manager

AMANDA HOYT 2016
Assistant Vice President
Credit Manager

CORRINE MITCHELL 2016
Assistant Vice President
Regional Branch Administrator
Western Ohio Region

LAURA STIMMEL 2017
Assistant Vice President
Mortgage and Consumer Lender

CHRISTOPHER J. HESS 2018
Assistant Vice President
Branch Manager

RYAN LANE 2019
Assistant Vice President
Mortgage and Consumer Lender

JAMES LONG 2019
Assistant Vice President
Branch Manager

BRIAN MOORE 2019
Assistant Vice President
Mortgage and Consumer Lender

DAVID WILLOBY 2019
Assistant Vice President
Commercial Lender

GROWING OUR REACH

Middlefield Bank Proudly Serves 19 Ohio Communities

Liberty National Bank is now part of MB providing banking expertise throughout Northeast, Central, and Western Ohio.

With over 120 years in banking, we understand the role a bank can have in shaping the financial success of our communities, local businesses, and every customer that walks through our doors. We pride ourselves in full-service banking delivered with a friendly hometown feel.

As an MB employee, customer, or shareholder, you become part of a bank that continues to grow, while never forgetting where we came from.



mb *The Middlefield Banking Company*

My Community. My Bank.

middlefieldbank.bank

888.801.1666

FDIC



ADA

HARDIN

KENTON

BELLEFONTAINE

UNION

LOGAN

HARDIN

LOGAN

UNION

FRANKLIN

COLUMBUS

CLEVELAND

ASHTABULA

GEAUGA

TRUMBULL

PORTAGE

MENTOR (LPO)

LAKE

CHARDON

ASHTABULA

BEACHWOOD

ORWELL

NEWBURY

MIDDLEFIELD

SOLON

GEAUGA

TWINSBURG

CORTLAND

MANTUA

GARRETTSVILLE

TRUMBULL

PORTAGE

MARYSVILLE

DELAWARE

SUNBURY

POWELL

PLAIN CITY

WESTERVILLE

DUBLIN

FRANKLIN

COLUMBUS

THE MIDDLEFIELD
BANKING COMPANY
LOCATIONS

THE MIDDLEFIELD BANKING COMPANY LOCATIONS

Administrative Offices
15200 Madison Road
Middlefield, Ohio 44062
888.801.1666

Ada
118 South Main Street
Ada, Ohio 45810
419.634.5015

Beachwood
25201 Chagrin Boulevard
Suite 120
Beachwood, Ohio 44122
216.359.5580

Bellefontaine North
1120 North Main Street
Bellefontaine, Ohio 43311
937.592.5688

Bellefontaine South
1454 South Main Street
Bellefontaine, Ohio 43311
937.593.9694

Chardon
348 Center Street
P.O. Box 1078
Chardon, Ohio 44024
440.286.1222

Cortland
3450 Niles-Cortland Road
Cortland, Ohio 44410
330.637.3208

Dublin
6215 Perimeter Drive
Dublin, Ohio 43017
614.793.4631

Garrettsville
8058 State Street
Garrettsville, Ohio 44231
330.527.2121

Kenton
100 East Franklin Street
Kenton, Ohio, 43326
419.673.1217

**Lake County Loan
Production Office**
8373 Mentor Avenue
Mentor, Ohio 44060
440.632.8140

Mantua
10691 Main Street
Mantua, Ohio 44255
330.274.0881

Marysville
160 Coleman's Crossing Boulevard
Marysville, Ohio 43040
937.642.0467

Middlefield Main
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
440.632.8115

Middlefield West
15545 West High Street
P.O. Box 35
Middlefield, Ohio 44062
440.632.8113

Newbury
11110 Kinsman Road
Suite 1
P.O. Box 208
Newbury, Ohio 44065
440.564.7000

Orwell
30 South Maple Street
P.O. Box 66
Orwell, Ohio 44076
440.437.7200

Plain City
490 South Jefferson Avenue
Plain City, Ohio 43064
614.689.2622

Powell
10628 Sawmill Parkway
Powell, Ohio, 43065
614.392.5702

Solon
6134 Kruse Drive
Solon, Ohio 44139
440.542.3789

Sunbury
492 West Cherry Street
Sunbury, Ohio 43074
740.913.0632

Twinsburg
2351 Edison Boulevard
P.O. Box 560
Twinsburg, Ohio 44087
330.425.3033

Westerville
17 North State Street
Westerville, Ohio 43081
614.890.7832

Westerville*
33 South Cleveland Avenue
Westerville, Ohio 43081
614.948.7102

** Please note the Westerville branch
located at 33 South Cleveland Avenue will
be relocated effective April 14, 2023.*



COMMUNITY INVOLVEMENT 2022

As a community bank, The Middlefield Banking Company strives to be a leader, advocate, and a partner for the communities we serve. We do this in part through charitable giving, volunteerism, and strong support for nonprofit and vital community organizations.

In 2022, Middlefield Bank grew its Ohio footprint to join Liberty National Bank—a bank distinguished by its charitable partnerships and hometown focus. Bringing our banks together will only help extend our reach with a renewed focus on our combined impact across 19 communities.

As the bank grows, one thing remains constant— our belief in the role we have in shaping the financial success of our communities, local businesses, and every customer that walks through our doors.

Our officers and employees are in leadership roles in more than 30 organizations including non-profits, direct services, and education. Together, we can continue to make a positive impact on the lives of those in need and build stronger, more connected communities.

Below is a list of some of those organizations:

- Affordable Housing Trust (Columbus and Franklin County)
- Ashtabula Community Foundation
- Children's Advocacy Center (Portage)
- Crossroads/Beacon Health (Cuyahoga)
- Financial Empowerment (Portage and Trumbull)
- Geauga Community Improvement Corporation
- Geauga County Fair Housing
- Geauga Growth Partnership
- Hattie Larlham Center for Children with Disabilities
- Junior Achievement (Ashtabula, Central Ohio, Greater Cleveland, Mad River and Mahoning Valley)
- Next Step (Geauga and Portage)
- Rotary Clubs (Burton/Middlefield and Chardon)
- United Way (Central Ohio, Delaware, Greater Cleveland, Geauga, Lake, Logan, Portage, Union, Summit and Trumbull)
- Women's Recovery Center (Cuyahoga)
- WomenSafe at the Green House (Chardon)

COMMUNITY INVOLVEMENT



The Western Ohio team attends a fundraiser for the Armory restaurant in Kenton.



MB employees volunteer at Community Care Day in Logan County.



MB team members attend Designer Bag Bingo to raise funds for Junior Achievement of Ashtabula.



The Powell Branch takes part in the city's Candy by the Carload event with a pirate themed display.



The Garrettsville team poses with their many prepared pies for sale at the Garettsville Peach Social.



Mantua branch takes part in the Mantua-Shalersville Fire Department open house.



Chardon Branch Manager Jean Carter discusses banking with students from Chardon Local Schools.



The Central Ohio team gathers at Dublin for the Hillary Moore Memorial Blood drive.




Branch Managers Brian Cain and Michelle Burke volunteering to teach financial wellness at Kinetico.

Employees collect donations for coats, hats and gloves for Project Warmth.



VP, Commercial lender Jack Gregorin presents Mentor's Amvets Post 109 with a check to help with their future electronic sign.



Chairman Bill Skidmore and Director Jim McCaskey pick up trash for Chardon Rotary Club.



MB Investment Services advisor Tom Hart fires up his branded Olds Dynamic 88 for the Garrettsville Summerfest.



MB team members volunteer for "JA in a Day" at the Robert Jameson School in Cleveland.



HR delivers their pet drive's donations to the Geauga County Dog Warden's office.



Middlefield Bank team attends Geauga County's Fast Track 50 event.



Members of the Bellefontaine branches receiving an award for service at a United Way event.



Members of the Solon Branch collect donations for the food pantry for Solon's Church of the Resurrection.

CORE VALUES



COMMUNITY

Fostering relationships and maintaining the tradition of local support by being a trusted ambassador of the Bank. Every interaction within our communities is an opportunity to build deeper relationships with our customers and prospective customers.

CUSTOMER SERVICE

Forging relationships by adding value through proactive and responsive service.

TEAM FOCUS

Our team members are our most valuable asset. We support one another through collaboration, passion, and professionalism. Our people differentiate us from our competitors.

SHAREHOLDER COMMITMENT

Continuously building shareholder value by providing prudent and fiscally responsible management combined with effective and efficient stewardship of our resources.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

Middlefield Banc Corp.
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
888.801.1666 · 440.632.1666
fax: 440.632.1700

FORM 10-K AND 10-Q AVAILABILITY

A copy of Middlefield Banc Corp.'s Annual Report on Form 10-K and Quarterly Reports on 10-Q filed with the Securities and Exchange Commission will be furnished to any shareholder, free of charge, upon written or e-mail request to:

Donald L. Stacy
Senior Vice President,
Treasurer and CFO
Middlefield Banc Corp.
P.O. Box 35
Middlefield, Ohio 44062
or dstacy@middlefieldbank.com

MARKET MAKERS

The symbol for Middlefield Banc Corp. common stock is MBCN and the CUSIP is 596304204.

Boenning & Scattergood, Inc.
866.326.8094
614.228.5391
www.boenninginc.com

Keefe, Bruyette & Woods
800.342.5529
www.kbw.com

NOTICE OF ANNUAL MEETING

The 2023 Annual Meeting of Shareholders of Middlefield Banc Corp. will be held on Wednesday, May 10, 2023 at 1:00 p.m. Eastern Time. We have adpoted a virtual format for our Annual Meeting. We will provide a live webcast of the Annual Meeting at www.meetnow.global/MNQMY4G

You will need the control number located on your proxy card to participate.

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 505000
Louisville, KY 40233-5000
1.800.736.3001

INDEPENDENT AUDITORS

S.R. Snodgrass, P.C.
2009 Mackenzie Way, Suite 340
Cranberry Township, PA 16066
724.934.0344

INTERNET INFORMATION

Information on the Company and its subsidiary bank is available on the Internet at www.middlefieldbank.bank.

DIVIDEND PAYMENT DATES

Subject to action by the Board of Directors, Middlefield Banc Corp. will pay dividends in March, June, September, and December.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Shareholders may elect to reinvest their dividends in additional shares of Middlefield Banc Corp.'s common stock through the Company's Dividend Reinvestment Plan. To arrange automatic purchase of shares with quarterly dividend proceeds, please call 1.800.736.3001.

DIRECT DEPOSIT OF DIVIDENDS

The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account with The Middlefield Banking Company. For information regarding this program, please call 888.801.1666.

RELATED STOCKHOLDER MATTERS

Middlefield Banc Corp. had approximately 1,199 shareholders of record as of February 22, 2023. Our common stock trades on the NASDAQ Capital Market under the ticker symbol MBCN. The table below shows the high and low bid prices of and cash dividends paid on the Company's common stock during the periods indicated. The high and low bid prices are compiled from data available through NASDAQ. This information does not reflect retail mark-up, markdowns or commissions, and does not necessarily represent actual transactions.

	HIGH CLOSE	LOW CLOSE	CASH DIVIDENDS PER SHARE
2022			
First Quarter	$26.08	$ 24.10	$ 0.17
Second Quarter	$26.86	$ 24.35	$ 0.17
Third Quarter	$28.38	$ 25.03	$ 0.17
Fourth Quarter	$29.60	$ 27.36	$0.30
2021			
First Quarter	$ 25.58	$19.00	$ 0.16
Second Quarter	$ 24.48	$20.60	$ 0.16
Third Quarter	$ 24.38	$22.81	$ 0.16
Fourth Quarter	$ 27.55	$23.38	$ 0.21



Middlefield Banc Corp.
15985 East High Street, Middlefield, Ohio 44062
888.801.1666

www.middlefieldbank.bank